I, Juan Young, certify that:

(1) the financial statements of Forever Young Technologies, INC included in this Form are true and complete in all material respects; and

(2) Forever Young Technologies, INC is not required to file a tax return before the end of the offering period.

Juan Young
CEO

26th, Aug 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.